SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



Commission File Number:   000-29415
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(Check one):

[ ] Form 10-K and Form 10-KSB
[ ] Form 11-K
[ ] Form 20-F      [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For period ended:    March 31, 2000
                             ----------------
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended ______________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.   PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Inter-Con/PC, Inc.
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Former name if applicable ______________________________________________________

Address of principal executive office (STREET AND NUMBER)
                                                 7667 Equitable Drive, suite 101
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City, State and Zip Code Eden Prairie, Minnesota 55344
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  Due to the loss of qualified personnel, the Company was unable to prepare its financial reports for the period ended March 31, 2000 on a timely basis. Until recently, the Company did not have qualified personnel to prepare the necessary financial reports. The Company has also been working on amendments to its Form 10SB, which become effective on

April 10, 2000.

         The Company has recently retained qualified personnel and third parties to prepare its financial reports and expects to file its quarterly report on Form 10-QSB shortly.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

       Michael P. Ferderer                          (612)          975-0001
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         (Name)                                  (Area code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ]  Yes    [X]  No

         The Company was not a reporting company in 1999 and has not yet reported results for the quarter ended March 31, 1999. The Company is currently finalizing its financial reports for the quarter ended March 31, 2000.

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Inter-Con/PC, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 24, 2000              By: /s/ Michael P. Ferderer
                                    --------------------------------------------
                                    Michael P. Ferderer, Chief Executive Officer



                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations. (SEE U.S.C. 1001).